Infosys®

POWERED BY INTELLECT

DRIVEN BY VALUES

Proposed acquisition of Axon Group plc

Infosys

Disclaimer

This document, which has been prepared by Infosys Technologies Limited (the "Company"), comprises the written materials/slides for a presentation concerning the proposed acquisition by the Company of axon. This document does not constitute or form part of any offer or invitation or inducement to sell or issue, or any solicitation of any offer to purchase or subscribe for, any shares in the Company or any other securities nor shall it or any part of it nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision in relation thereto nor does it constitute a recommendation regarding the securities of the Company.

Other than as set out below, the information in the presentation has been provided by the Company or obtained from publicly available sources. Some of the information in this document has not been verified and will only be finalised at the time the circular which is being prepared for the acquisition is finalised. None of the Company, its advisers, or any other party is under any duty to update or inform you of any changes to such information.

No reliance may be placed for any purposes whatsoever on the information contained in this document or on its completeness. No representation or warranty, express or implied, is given by or on behalf of the Company or any of such persons' directors, officers or employees or any other person as to the accuracy or completeness of the information or opinions contained in this document and no liability is accepted for any loss, howsoever arising, directly or indirectly, from any use of such information or opinions arising in connection therewith. This announcement is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition or otherwise, nor shall there be any sale, issuance or transfer of the securities in any jurisdiction in contravention of applicable law. Any response in relation to the acquisition should be made only on the basis of the information in the scheme document or any document by which the acquisition is made. axon will prepare the scheme document to be distributed to axon shareholders. axon and the Company urge axon shareholders to read the scheme document when it becomes available because it will contain important information relating to the acquisition.

Whether or not certain axon shares are voted at the court meeting or the general meeting, if the scheme becomes effective those axon shares will be cancelled pursuant to the scheme in return for the payment of the offer price.

ABN AMRO Corporate Finance Limited, a subsidiary of ABN AMRO Bank N.V., which is authorised and regulated by the Financial Services Authority, is acting for the Company in connection with the acquisition and is not acting for any other person in relation to the acquisition and will not be responsible to anyone other than the Company for providing the protections afforded to clients of ABN AMRO Corporate Finance Limited nor for providing advice in relation to the proposals or any matters referred to herein. ABN AMRO Bank N.V. is an authorised agent of the Royal Bank of Scotland plc.

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, 'interested' (directly or indirectly) in one per cent. or more of any class of 'relevant securities' of axon, all 'dealings' in any 'relevant securities' of axon (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 p.m. (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the acquisition becomes effective, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of axon, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all 'dealings' in 'relevant securities' of axon by the Company, or axon, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to the application of Rule 8 to you, please contact an independent financial adviser authorised under the Financial Services and Markets Act 2000, consult the Panel's website at www.thetakeoverpanel.org.uk or contact the Panel on telephone number +44 (0) 20 7382 9026; fax +44 (0) 20 7638 1554.

The acquisition relates to the shares of a UK company and is proposed to be effected by means of a scheme of arrangement under the laws of England and Wales. A transaction effected by means of a scheme of arrangement is not subject to the proxy solicitation or tender offer rules under the US Securities Exchange Act of 1934, as amended. Accordingly, the scheme is subject to the disclosure requirements, rules and practices applicable in the United Kingdom to schemes of arrangement, which differ from the requirements of US proxy solicitation and tender offer rules. However, if the Company exercises its right to implement the acquisition by means of a takeover offer, the takeover offer will be made in compliance with all applicable laws and regulations, including the US tender offer rules, to the extent applicable.

This document and its contents are confidential and may not be reproduced, redistributed or passed on, directly or indirectly, to any other person or published, in whole or in part, for any purpose and it is intended for distribution in the United Kingdom only to: (i) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 ("Order"), as amended; (ii) those persons falling within Article 49(2)(a) to (d) of the Order; or (iii) those persons to whom it can otherwise lawfully be distributed (each a "Relevant Person"). Any investment or investment activity to which this communication relates is available only to Relevant Persons and persons in member states of the European Economic Area who are qualified investors within the meaning of Article 2(1)(e) of Directive 2003/71/EC and any relevant implementing measures ("Qualified Investors") and will be engaged in only with Relevant Persons and persons in member states of the European Economic Area who are Qualified Investors.

The release, publication or distribution of this announcement in jurisdictions other than in the United Kingdom may be restricted by law, and therefore, any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. Any failure to comply with the applicable requirements may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the proposed acquisition disclaim any responsibility or liability for the violation of such requirements by any person. This disclaimer has been prepared for the purposes of complying with English law, the UKLA's Rules, the rules of the London Stock Exchange and the City Code and the information disclosed may not be the same as that which would have been disclosed if this disclaimer had been prepared in accordance with the laws of any jurisdiction outside the United Kingdom.

Copies of this presentation and formal documentation relating to the acquisition will not be and must not be mailed or otherwise forwarded, distributed or sent in, into or from any jurisdiction where to do so would violate the laws in that jurisdiction.

By attending the presentation to which this document relates or by accepting this document you will be taken to have represented, warranted and undertaken that: (i) you have read and agree to comply with the contents of this notice; (ii) you will keep the information in this document and the presentation and all information about the acquisition confidential until such information has been made publicly available and take all reasonable steps to preserve such confidentiality; and (iii) you will not at any time have any discussion, correspondence or contact concerning the information in this document with any of the directors or employees of the Company or axon or their respective subsidiaries nor with any of their suppliers or customers, or any governmental or regulatory body without the prior written consent of the Company.

Certain information in this document is based on management estimates. Such estimates have been made in good faith and represent the genuine belief of applicable members of management. Those management members believe that such estimates are founded on reasonable grounds. However, by their nature, estimates may not be correct or complete. Accordingly, no representation or warranty (express or implied) is given that such estimates are correct or complete. No representation or warranty (express or implied) is given that such estimates are so founded. The Company, does not undertake any obligation to correct or complete any estimate whether as a result of being aware of information (new or otherwise), future events or otherwise.

Certain statements in this release concerning the expected benefits of the scheme are forward-looking statements, which involve a number or risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the Company's ability to manage growth, intense competition in IT services including those factors which may affect its cost advantage, its ability to attract and retain highly skilled professionals, industry segment concentration, its ability to manage its international operations, reduced demand for technology in its key focus areas, disruptions in telecommunication networks or system failures, its ability to successfully complete and integrate potential acquisitions, the success of the companies in which the Company has previously made strategic investments, legal restrictions on raising capital or acquiring companies outside India, and general economic conditions affecting the industry in which the Company operates. Additional risks that could affect the Company's future operating results are more fully described in its United States Securities and Exchange Commission filings including its annual report on Form 20-F for the fiscal year ended March 31, 2008 and its quarterly report on Form 6-K for the three months ended June, 30 2008. These filings are available at www.sec.gov. The Company may, from time to time, make additional written and oral forward-looking statements, including statements contained in its filings with the Securities and Exchange Commission and its reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made by it or on its behalf from time to time.

Summary of the transaction

- The transaction is to acquire the entire issued and to be issued shares of Axon
- Axon is listed on the London Stock Exchange
- Acquisition price is £6.00 per Axon share (including any interim dividend declared by the board of Axon)
- Entire consideration payable in cash
- Acquisition of Axon through a scheme of arrangement
- 33.1% premium to six months average price of £4.51
  - 19.4% premium to the closing price of £5.025 on 22 August, 2008, the last business day prior to announcement
- Fully diluted equity value of Axon of £407.1 million
- Expected closing in November 2008

Transaction rationale

The combination intends:

- To have the global reach, scale and financial strength necessary to participate in deals that are transformational for clients' businesses
- To create a leading global SAP consulting service provider
- To cross-sell services to each others' clients
- To leverage domain capabilities across a range of industry verticals
- To leverage high growth opportunities supported by continued global demand for SAP

This transaction aligns with our stated strategic objective of being a globally trusted transformation partner to our clients

About Infosys

LTM Jun 08 Revenue / 5-year CAGR:	$4.40 billion / 40%
LTM Jun 08 Net Income / 5-year CAGR:	$1.20 billion / 42%
Employees (Jun 08):	~ 94,400 from 72 nationalities
Market capitalization:	$23.8 billion*
Global Presence:	47 Sales Offices 52 Global Development Centers Operating in 23 countries
Business Model:	Business consulting & software services leveraging next generation business model



Listed on National Stock Exchange, The Bombay Stock Exchange in India and the NASDAQ Global select market in the US. The market capitalization is based on the closing price on NASDAQ as of August 22, 2008.

About our SAP practice

- A global implementation partner for SAP
- Servicing 100+ clients
- Over 2,100+ consultants
- Servicing clients in 20+ countries
- Around 24% of our revenues today come from consulting and enterprise solutions
- Revenue from the SAP practice grew by 65.5% (CAGR over the last three years)

About Axon

- Founded in 1994, Axon is a leading SAP consulting company
- Strategy is to become a global player delivering Business Transformation services using SAP as a strategic platform for clients
- Global presence
- Sound management with about 2,000 employees
- Servicing clients in 30 countries
- Listed on the London Stock Exchange

About Axon – summary of financials


Reported Revenue CAGR 42.7%
Reported PAT CAGR 68.2%
Revenue*(£m)
PAT (£m)
250
200
150
100
50
0
25
20
15
10
5
0
49.3
56.7
87.9
137.5
204.5
2003
2004
2005
2006
2007

*Revenue from continuing operations, includes acquisitions

Note: 2003 based on UK GAAP, 2004 – 2007 based on IFRS

Source: Annual report 2007

Infosys

About Axon – historical financial performance

For the year ended December 31	2003	2004	2005	2006	(£ m) 2007
Revenues*	50.2	60.3	91.8	139.8	204.5
Gross profit	13.8	17.0	22.9	40.0	56.3
Gross margin %	27.5%	28.2%	24.9%	28.6%	27.5%
Operating profit	3.5	5.8	7.6	18.1	30.6
Operating margin %	7.0%	9.6%	8.2%	12.9%	15.0%
Profit before tax	4.0	6.6	8.1	17.7	29.5
Net profit after tax	2.5	4.7	6.3	12.4	20.2
Net profit margin %	5.0%	7.8%	6.8%	8.9%	9.9%

*Total reported revenue, includes acquisitions

Note: 2003 based on UK GAAP, 2004 – 2007 based on IFRS

Source: Annual report 2007

About Axon – segment information FY2007

By services


Application management 12%
Business consulting 20%
Solutions implementation 68%

By geography


Asia-Pacific 5%
North America 34%
EMEA 61%

Vertical presence

Aerospace & Defence, Automotive, Chemicals, Construction & Mining, Consumer, Distribution & Transport, Electronics & Electrical, Engineering, Financial services, Manufacturing, Oil & Gas, Pharmaceutical & Sciences, Printing & Media, Public Sector, Retail, Telecommunication, Utilities

Source: Annual report 2007

Infosys

Axon – financial position

As of 31 December 2007	(£m)
Goodwill	53.8
Property, plant and equipment	2.3
Trade and other receivables	46.6
Cash and cash equivalents	25.3
Other assets	12.4
Total assets	**140.4**
Current liabilities	53.9
Non-current liabilities	5.9
Shareholders' funds	80.6
Total liabilities and shareholders' funds	**140.4**

Source: Annual report 2007

Valuation

- Acquisition price of £6.00 per Axon share in cash (including any interim dividend declared by the board of Axon)
- Acquisition price represents:
  - a 19.4 % premium to the closing price of £5.025 on August 22, 2008, the last business day prior to the announcement
  - a 31.7 % premium to the average closing price of £4.56 for the three months ended August 22, 2008, the last business day prior to the announcement
  - a 33.1 % premium to the average closing price of £4.51 for the six months ended August 22, 2008, the last business day prior to the announcement

Expected timetable

Transaction is expected to close in November 2008

Estimated date	Key steps
September 2008	Court hearing of application
September 2008	Scheme document posted
October 2008	Court meeting / EGM
November 2008	Court hearing
November 2008	Scheme effective

Advisors to the transaction

Financial advisor	ABN·AMRO ABN AMRO Corporate Finance Limited
Legal advisor	Linklaters Linklaters LLP

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